Exhibit 99.1

NexPoint Asset Management Sends Open Letter to the Board of Paratek Pharmaceuticals Regarding Upcoming Annual Meeting and Proposed Acquisition by Gurnet Point Capital

Intends to Withhold Its Votes Against All Three Board Members Up for Election at the Annual Meeting Citing the Board’s Failure to Hold Management Accountable for Years of Underperformance

Plans to Carefully Scrutinize the Process Undertaken by the Board in Approving the Proposed Sale and May Vote Against the Proposed Transaction

DALLAS – June 27, 2023 – NexPoint Asset Management, L.P., together with its affiliates (collectively, “NexPoint”), who beneficially own approximately 12% of the outstanding common stock of Paratek Pharmaceuticals, Inc. (NASDAQ:PRTK) (the “Company”) today issued an open letter to the Company’s Board of Directors (the “Board”) announcing its plans to withhold its votes against all three Board members up for election at the Company’s upcoming Annual Meeting of Stockholders scheduled for July 6, 2023 (the “Annual Meeting”). In the open letter, NexPoint notes its reasons for withholding its vote against these directors, including its serious concerns with the Board’s lack of oversight in holding management accountable for years of underperformance. NexPoint also states in the letter that it intends to carefully scrutinize the process undertaken by the Board in approving the proposed acquisition of the Company by Gurnet Point Capital, LLC, once the Company makes available additional information, and may vote against the transaction if the information provided does not demonstrate a robust sale process to justify the proposed purchase price.

The full text of the letter is set forth below.

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Board of Directors
c/o Corporate Secretary
Paratek Pharmaceuticals, Inc.
75 Park Plaza, 3rd Floor,
Boston, MA 02116

To the Board of Directors (the “Board”) of Paratek Pharmaceuticals, Inc.,

NexPoint Asset Management, L.P. (together with its affiliates, “NexPoint” or “we”) is the largest independent stockholder of Paratek Pharmaceuticals, Inc. (“Paratek” or the “Company”) with economic exposure equal to almost 12% of the Company’s outstanding common stock. We are writing today to express our serious concerns with the Company’s long-term underperformance, the Board’s failure to hold management accountable for such underperformance and the process the Board may have undertaken in approving a sale of the Company to Gurnet Point Capital LLC in a deal that upon preliminary review appears to grossly overcompensate Company leadership to the detriment of stockholders. While we will wait to review materials to be filed by the Company before determining how we will vote on the proposed acquisition, we intend to withhold our votes against each of the directors up for election at the Company’s upcoming annual meeting of stockholders to express our discontent with the Board’s history of not properly aligning pay for performance and approving an executive compensation structure that we believe has not been in the best interest of stockholders and may provide a financial windfall for management upon a sale of the Company.

We have had an investment in the Company since 2016 because we believe the Company’s most important drug, NUZYRA (omadacycline), will become a great commercial success as a once-daily oral and intravenous antibiotic for the treatment of adult patients with community-acquired bacterial pneumonia, and acute skin and skin structure infections caused by susceptible pathogens. However, five years after receiving approval from the U.S. Food and Drug Administration (“FDA”), the Company’s revenue is far below many analysts’ expectations despite management having spent over approximately $440,000,000 on sales, marketing, and administrative expenses, which includes what we perceive as excessive amounts of compensation for senior management. We believe this underperformance is largely due to senior management’s inability to execute its sales plan. As a result, the stock price has suffered. Since receiving FDA approval on October 5, 2018, the Company’s stock price has declined from $8.86 to $1.24 as of May 31, 2023, constituting an 86% decline.1

1 Source: Bloomberg

As a long-term stockholder, we have spent a considerable amount of time reviewing the Company’s corporate governance, executive compensation practices and capital allocation decisions and attempted to engage meaningfully with management to better understand its overall strategy. Based on our diligence, we believe that the Board has consistently failed to carry out its critical role to supervise management’s performance and hold management accountable. We are deeply troubled by the Board’s stewardship, especially as it relates to executive compensation, which we believe illustrates that several incumbent directors have been either unable or unwilling to advance stockholders’ best interests or embrace and act on stockholder feedback. We contend:

•	The Board has consistently prioritized the interests of management by enriching Company executives at the expense of stockholders.
•	For years, management and the Board have taken harmful actions that dilute stockholders.
•	The Board has failed to hold management accountable for poor total stockholder returns.
•	Management and the Board have failed to diversify Paratek’s drug pipeline through business development efforts.
•	The independent directors’ limited stockholdings have only perpetuated its misalignment with investors since the independent directors own less than 1% of the Company’s outstanding common stock.

As such, we plan to withhold our votes for all three directors up for election at the 2023 Annual Meeting of Stockholders to be held July 6, 2023. If the Board was not classified, we would have withheld our support against the entire Board.

Against this backdrop, on June 6, 2023, Paratek announced that they would be acquired by Gurnet Point Capital, LLC and Novo Nordisk Foundation (such transaction, the “Proposed Acquisition”). We intend to carefully scrutinize the Proposed Acquisition once more information regarding the sale process and valuation is made available in the proxy statement which should be filed soon by the Company with the Securities Exchange Commission. If we believe that the Proposed Acquisition is unfair to public stockholders because, for example, it provides a financial windfall to certain managers and Board members which we believe are directly responsible for severe value erosion to the detriment of stockholders, we will vote against the Proposed Acquisition.

We pride ourselves on being a patient, constructive and relationship-oriented investor. However, when the evidence of management’s entrenchment becomes undeniable and the opportunity for long-term stockholder value creation is so high, we will always consider exercising our stockholder rights.

Please note that NexPoint reserves all rights to take any actions that it deems necessary to protect value for all stockholders.

Sincerely,

NexPoint Asset Management, L.P.

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About NexPoint Asset Management, L.P.

NexPoint Asset Management, L.P. is an SEC-registered investment adviser. NexPoint Asset Management, L.P. is the adviser to a suite of registered funds, including open-end mutual funds, closed-end funds, and an exchange-traded fund. The funds draw on NexPoint’s investment capabilities, covering a range of asset classes and strategies. For more information visit nexpointassetmanagement.com.

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CONTACT

Mike Geller

Prosek Partners for NexPoint

mgeller@prosek.com